[Letterhead of]

CRAVATH, SWAINE & MOORE LLP
[New York Office]

(212) 474-1293
December 9, 2005

Placer Dome Inc.
Schedule TO-T Filed by Barrick Gold Corporation on November 10, 2005
SEC File No. 005-52643

Dear Ms. Murphy:

On behalf of Barrick Gold Corporation (the “Offeror” or “Barrick”), a corporation organized under the laws of the Province of Ontario, set forth below are the responses of Barrick to comments of the staff of the Division of Corporation Finance (the “Staff”) regarding its filing referenced above, which you delivered in a letter dated December 2, 2005 (the “Comment Letter”).

For your convenience, the text of the Staff’s comments is set forth below and is followed by Barrick’s response to such comment. Capitalized terms defined in the Schedule TO and used in the following responses without definition shall have the meanings specified in the Schedule TO.

General

1.   Prior Comment 1. We last noted that Goldcorp played a significant role in initiating, structuring, and negotiating the tender offer with Barrick Gold Corporation, appears to have some control over some of terms of the tender offer, including, but not limited to any potential increase in offer price, will own assets of the target company, Placer Dome, in the tender offer, and is providing financing for the proposed transaction. We asked you to provide a detailed analysis explaining why Goldcorp has not been identified as a bidder on your Forms 425 or has not separately filed Schedules TO-T. In the alternative, we asked that you add Goldcorp to an amended Schedule TO-T promptly and confirm that future Form 425 filings will identify Goldcorp as a bidder in this tender offer. Further and in addition to this comment, please inform us what consideration has been given to whether the addition of Goldcorp as a bidder will constitute a material change to the tender offer materials. When preparing your response, please discuss the applicability of the requirements under Rule 14d-4(d)(2) and the number of business days that would need to remain in the offer if Goldcorp is added as a bidder. Advise us of your intentions with regard to actual dissemination of such material amendment in the form of a supplement to Placer Dome security holders.

Barrick respectfully refers the Staff to our letter dated December 5, 2005 in response to the Staff’s letter dated November 22, 2005 (the “First Response Letter”), where we discuss our view of the definition of “bidder” under Rule 14d-1(g)(2) of the Securities Exchange Act of 1934 and the interpretation of that rule provided in the Division of Corporation Finance’s November 14, 2000 Current Issues Outline (the “Outline”) under Section II.D.1 Mergers and Acquisitions —“Identifying the Bidder in a Tender Offer.”

2.   We bring your attention to the requirement that any communications made in connection with an offer registered under the Securities Act of 1933 need be filed as Form 425 filings pursuant to Rule 14d-2 under the Exchange Act. In this regard, we note that Goldcorp issued a press release and held an analysts’ call, available via webcast on Goldcorp’s website on the date the offer was announced, each of which would constitute “written communications” relating to the offer that, if Goldcorp is deemed to be a “bidder”, would be required to be filed with the Commission. In addition, it appears that Ian Telfer, President and CEO of Goldcorp, has made numerous communication regarding his assessment of the merits of the offer and the likelihood of alternatives emerging. Please file all communications made by Goldcorp and its representatives and provide us with a complete list of such communications made to date and required Form 425 filings.

Barrick respectfully refers the Staff to the First Response Letter, where we make clear that, consistent with our analysis as referenced in response to Comment 1, Goldcorp should not be identified as a bidder in the Offer.

Summary Historical and Unaudited Pro Forma Consolidated Financial Information page 12

3.    Prior Comment 7. In our prior comment 7 we requested that you revise the pro forma financial information. In addition, we note that the pro forma statements provided in the offer documents do not show the effect of the sale of assets to Goldcorp on the combined company’s financial position and results of operations. You state that you did not include the effect of the sale of the assets to Goldcorp in the pro forma information because of a “lack of complete publicly available information relating to the assets, liabilities, revenues and expenses” of the assets to be sold to Goldcorp. Please see Note 1 on page A-5 of the offer circular. We note, however, that you publicly disclose to analysts and security holders pro forma estimates of the combined entity’s 2005 production, revenue, cash position, net debt and earnings before interest, taxes and depreciation, which are adjusted to take into account the impact of the sale of the assets to Goldcorp. We refer you to slides 11 and 12 in your analyst presentation dated November 14, 2005 filed as an exhibit to Amendment No. 2 to your Schedule TO filed on November 15, 2005. Item 10 of Schedule TO requires a bidder to furnish pro forma information disclosing the effect of the transaction on the target company’s financial statements, if material. Please revise your pro forma information to provide the information required by Item 1010(b) of Regulation M-A to show the effect of the sale of the assets to Goldcorp on the combined company’s financial position and results of operations. Alternatively, tell us why you do not believe that you can provide such information in light of the information contained in Amendment No. 2 to the Schedule TO.

Barrick respectfully submits to the Staff that while certain effects of the sale of the Placer Dome assets to Goldcorp following the successful completion of the Offer are known, in order to prepare pro forma financial information regarding the effect of the sale of assets to Goldcorp on the combined company’s financial position and results of operations, Barrick would need to be able to value each of Placer Domer’s assets. Barrick notes that the objective of pro forma financial information is to illustrate the impact of a transaction on its financial position and results of operations by adjusting its historical financial statements to give effect to the transaction. Barrick also notes that in its Training Manual the Commission defines pro forma adjustments as: “Acceptable Adjustments - Pro forma adjustments shall be limited to those which are directly attributable to a specific completed or proposed transaction for which there are firm commitments and for which the complete financial effects are objectively determinable” (emphasis added).

In preparing the pro forma financial information contained in the Offer and Circular, Barrick carefully considered which pro forma adjustments were objectively determinable, considering the limited publicly available information relating to Placer Dome. In preparing the pro forma financial information, Barrick evaluated the limited publicly available information relating to the assets to be sold to Goldcorp, which is primarily located in the segment information note in Placer Dome’s financial statements. While this information includes segment revenues and mine operating earnings, in Barrick’s view the information is not sufficiently comprehensive to enable the impact of the sale of assets to Goldcorp on net income or on the individual balance sheet items to be objectively measured. After giving careful consideration to the available information, Barrick concluded that any pro forma adjustments to reflect the effect of the sale of the assets to Goldcorp were not objectively determinable, and consequently no such adjustments were included in the pro forma financial information. Barrick provided disclosure in the notes to the pro forma financial information confirming that adjustments for the sale of assets to Goldcorp had not been reflected and the reasons why any such adjustments could not be calculated.

In slides 11 and 12 to Barrick’s analyst presentation dated November 14, 2005, Barrick provided certain selected pro forma data for gold production, revenues,

EBITDA, cash and net debt. Barrick concluded that while the comprehensive effects of the sale of assets to Goldcorp on net income and each individual balance sheet item was not objectively determinable, the effect of the sale of assets to Goldcorp on these items of selected financial data was determinable and consequently Barrick included such information in its presentation.

The Offer, page 19

4.   Prior Comment 8. We previously asked to you to tell us your plans for relief regarding your multiple take-up dates. Please amend your disclosure to explain when or why multiple take-up dates would be utilized, how multiple take-up dates would affect a security holder’s withdrawal rights, when shares tendered would be taken-up and when a shareholder who tenders in the offer would receive payment for such holders’ shares.

Barrick submitted a draft request for No Action Relief to the Staff on December 5, 2005. If the Staff grants the relief requested, Barrick will file an amendment with the appropriate disclosure.

5.   We refer you to your discussion of pro-rationing procedures in section 1, “The Offer,” page 19. We note that you state that consideration to be received by each holder will be pro rated to ensure that the aggregate consideration to be received in the offer does not exceed the maximum aggregate amount of cash payable, or the maximum aggregate number of shares issuable, in the offer. We believe, however, that you should clarify how these procedures will work in practice. Please consider including illustrative examples or charts of a number of potential outcomes including the amount of cash and stock to be received by security holders so that security holders can easily understand the pro rationing mechanics.

Barrick refers the Commission to page 20 of Section 1 “The Offer” of the Offer and Circular which provides for a very extensive and detailed analysis of how the pro-rationing mechanism works. If the Staff grants the relief sought in the No Action Relief request sent on December 5, 2005, as referenced in Comment 4, Barrick will provide, through an amendment to the Schedule TO, numerical examples of the pro rationing mechanism with and without multiple Take-Up Dates.

Conditions of the Offer, page 26

6.   We previously issued a number of comments related to your conditions of the offer. We direct your attention to condition “(h)”, the condition that, among other things, provides that no term or condition in any instrument or obligation to which Placer Dome is a party may reduce the expected economic value to Barrick or make it inadvisable to proceed with the offer, including any purchase right. It appears that Placer Dome’s 2.75% Convertible Senior Notes due 2023 have a provision that may require Barrick to offer to repurchase the notes upon its acquisition of all or substantially all of Placer Dome’s shares. This provision was apparently included in the indenture governing the notes when they were issued on March 6, 2003 and such indenture is publicly available. To the extent that a condition could not have been satisfied as of the date of the offering documents you should waive such conditions. Please tell us your plan with respect to this condition vis-à-vis these notes and this indenture.

Barrick advises to the Staff that it was aware of the indenture for the Placer Dome’s 2.75% Convertible Senior Notes due 2023 and the repurchase right contained therein. Barrick does not regard the existence of this repurchase right as giving rise to the failure of condition (h).

7.   In the future, to the extent that applicable offer conditions cannot be satisfied as of a subsequent date due to intervening events, Barrick should state promptly whether or not the conditions are being waived to the extent they are incapable of being satisfied. In this regard, we note Placer Dome’s public announcements of its intent to evaluate strategic alternatives. Generally, the progression of such matters may implicate various conditions in offers such as this offer which would make a condition incapable of being satisfied.

Barrick acknowledges that, if any condition to the Offer cannot be satisfied as of a subsequent date due to intervening events and such condition is incapable of being satisfied, Barrick will be required to disclose promptly its position with respect to the assertion or waiver of such condition.

8.   We direct your attention to condition “(n)”, the condition that provides you with all non-public information relating to Placer Dome, including access to management of Placer Dome, as may be given, provided or made available by Placer Dome to any other potential acquirer. We note that in Barrack Gold’s press release issued on November 23, 2005, which was filed with the Commission pursuant to Rule 425 and incorporated by reference to your Schedule TO by means of Amendment No. 4 filed on November 25, 2005, you laid out several perceived advantages which, in Barrick’s view, makes the offer more attractive than alternatives that may be available to Placer Dome. One of the advantages cited by Gregory Wilkins, Barrick’s President and CEO, was that the offer is “not conditional on . . . completion of due diligence.” Please reconcile this statement made by Mr. Wilkins with the condition referenced above, that appears to require information consistent with due diligence. In the future, we believe that you should refrain from citing this as an advantage of the offer or alternatively waive your condition regarding access to non-public information and Placer Dome’s management.

Barrick submits to the Staff that condition (n), which states in its entirety: “the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information relating to Placer Dome and its affiliates and subsidiaries, including access to management of Placer Dome, as may be given, provided or made available by Placer Dome or any of its affiliates or subsidiaries at any time on or after October 31, 2005 to any other potential acquiror considering (or seeking such information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Placer Dome or any of its affiliates or subsidiaries, on substantially the same terms and conditions as may be imposed on any such potential acquiror, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to make the Offer or a revised offer or to complete the acquisition of the Shares pursuant to the terms of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction,” is a standard condition related to uniform access to information compared with competing bidders. Barrick is not seeking additional information to validate or support the Offer; in condition (n) Barrick is seeking equal access with other bidders. On this basis, we believe condition (n) is not a “due diligence” condition and that Barrick and its management may continue to state that the Offer is “not conditional upon due diligence.” Further, a key purpose of the equal access condition was to provide Barrick with additional means to credibly refute the claims that Barrick fully expected would be, and were indeed made, by Placer Dome that there is more value in Placer Dome than the Offer recognizes.

Right to Withdraw Deposited Shares, page 31

9.   Please amend your disclosure to distinguish between the notice of withdrawal requirements and the requirements for the physical release of withdrawn securities as provided by Rule 14d-7(b) of the Exchange Act. As currently drafted, your notice of withdrawal requirements include certificate numbers and a signed request for withdrawal accompanied by a signature guarantee, which may be conditions precedent to the physical release of withdrawn securities, but not the notice of withdrawal.

Barrick respectfully advises the Staff that the language in the Offer and Circular discussing the requirements of the notice of withdrawal and the physical release of withdrawn securities is in compliance with Canadian securities law requirements. Additionally, Barrick respectfully submits to the Staff that our discussion of the requirements for a notice of withdrawal, as a policy matter, are in compliance with Rule 14d-7(b) Notice of Withdrawal, which states in its entirety: “Notice of withdrawal pursuant to this section shall be deemed to be timely upon the receipt by the bidder's depositary of a written notice of withdrawal specifying the name(s) of the tendering stockholder(s), the number or amount of the securities to be withdrawn and the name(s) in which the certificate(s) is (are) registered, if different from that of the tendering security holder(s). A bidder may impose other reasonable requirements, including certificate numbers and a signed request for withdrawal accompanied by a signature guarantee, as conditions precedent to the physical release of withdrawn securities.” Barrick respectfully submits to the Staff that the proviso which allows for “additional requirements” as conditions precedent to the physical release of withdrawn securities has been interpreted by Barrick, and the most efficient and reasonable formulation would be, to allow for such additional requirements to be added to the notice itself. Such a formulation allows for a one step process, whereby Shareholders can satisfy the notice requirements and upon delivery of a single document, such Shareholder, would also be entitled to the physical release of the securities. Any other interpretation would require not only the delivery of a notice of withdrawal but also a second instrument which would include certificate numbers and a signed request for withdrawal accompanied by a signature guarantee.

Closing Comment

On behalf of our client, Barrick Gold Corporation, we hereby confirm to you the Offeror’s acknowledgement of the following:

•	the Offeror is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Offeror may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Richard Hall

Richard Hall

Celeste M. Murphy, Esq.
      Special Counsel
             Office of Mergers and Acquisitions
                  U.S. Securities and Exchange Commission
                        100 F. Street, N.E.
                             Washington, D.C. 20549-3628

Copies to:

Patrick J. Garver
Sybil E. Veenman
       Barrick Gold Corporation
              BCE Place, Suite 3700
                      161 Bay Street, P.O. Box 212
                            Toronto, Ontario M5J 2S1
                                  CANADA

Kevin Thomson
Lisa Damiani
Davies Ward Phillips & Vineberg LLP
1 First Canadian Place, 44th Floor
Toronto, Ontario M5X 1B1
CANADA